                                                               EXHIBIT 12


                 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                      AND PREFERRED STOCK DIVIDENDS (1)


The ratios of earnings to combined fixed charges and preferred stock dividends are as follows:


                                             SIX MONTHS ENDED
                                                 JUNE 30              YEAR ENDED DECEMBER 31
                                            ------------------  ----------------------------------      AUGUST 14, 1992
                                                                                                        (INCEPTION) TO
                                             1997       1996     1996      1995      1994    1993    DECEMBER 31, 1992(2)
                                            ------     ------   ------    ------    ------  ------  ------------------------

Ratio of Earnings to Combined Fixed
  Charges and Preferred Stock
  Dividends(3)............................   2.63X      2.75X    2.66X    2.92X      2.69X   3.51X          15.45x

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(1)   At June 30, 1997 the only series of preferred stock outstanding is
      2,300,000 shares of 9.25% Series A Cumulative Preferred Stock. Dividends on the Series A Preferred Stock, par value $1 per share, are cumulative from the date of original issue and are payable quarterly, commencing on August 15, 1997, to shareholders of record on July 31, 1997, at the rate of 9.25% per annum of the $25 per share liquidation preference.

      The Series A Preferred Stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption. Except in certain circumstances related to the preservation of the Companys qualifications as a REIT, the Series A Preferred Stock is not redeemable prior to July 1, 2002. On or after such date, the stock may be redeemed for cash at the option of the Company, in whole or in part, at a redemption price of
      $25 per share, plus accrued and   unpaid dividends thereon, if any, up to
      the redemption date. In order to insure that the Company continues to meet the requirements for qualification as a REIT under the Code, shares of Series A Preferred Stock shall be deemed excess shares if the holder owns more than 9.9% in value of the Companys outstanding capital stock, and the Company will have the right to purchase excess shares from the holder.

      Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of Series A Preferred Stock
      are entitled to   be paid out of the assets of the Company legally
      available for distribution to     its shareholders a liquidation
      preference of $25 per share, plus an amount equal to any accrued and unpaid dividends to the date of the payment. The Series A Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company rank (i) senior to all classes or series of Common Stock to the Company and to all equity securities ranking junior to the Series A Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (ii) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity of a Series A Preferred Stock; and (iii) junior to all existing or future indebtedness of the Company. For this purpose, the term equity securities does not include convertible debt securities which will rank senior to the Series A Preferred Stock prior to conversion.

(2)   Operations of the Company commenced on August 14, 1992.

(3) For purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, net earnings (before extraordinary charge from prepayment of debt in 1995) has been added to fixed charges and that sum has been divided by such fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and, starting with the period ended June 30, 1997, preferred stock dividends for the Series A Cumulative Preferred Stock.